Exhibit 4.4

FIRST AMENDMENT TO THE ALLERGAN, INC. RETIREMENT 401(k) PLAN

(Amended and Restated as of October 1, 2017)

WHEREAS, Allergan, Inc. (the “Company”) maintains the Allergan, Inc. Retirement 401(k) Plan (Amended and Restated as of October 1, 2017), as amended (the “Plan”);

WHEREAS, Section 10.1 of the Plan authorizes the Company, by action of the Board of Directors of the Company, the Company’s officers, Allergan Benefits Oversight Committee, or to the extent plan sponsor authority has been so delegated, to the Employee Benefits Committee, to make amendments to the Plan; and

WHEREAS, the Company wishes to amend the Plan, effective January 1, 2018, to allow Plan participants who have attained age 55 and completed 5 years of credited service or reached their normal retirement age under the Plan to be eligible to receive Company matching contributions and profit sharing contributions even if they do not meet the last day requirement set forth in the Plan; and

WHEREAS, the Vice President, Rewards of Allergan plc has the authority to amend the Plan (on behalf of the Company) to reflect the above change in eligibility for matching contributions and profit sharing contributions.

NOW THEREFORE, BE IT RESOLVED, that the Plan is amended as follows effective January 1, 2018:

1.             Section 5.3(b)(iii) shall be amended to read as follows:

“(iii)	(A)	for the Plan Year beginning on January 1, 2015, on or after the Participant has reached age 55;

(B)	for Plan Years beginning on or after January 1, 2016 but prior to January 1, 2018, on or after the Participant has either (1) reached age 55 and completed 10 years of Credited Service, or (2) completed 30 years of Credited Service; or

(C)	for Plan Years beginning on or after January 1, 2018, on or after the Participant has either (1) reached age 55 and completed 5 years of Credited Service, (2) completed 30 years of Credited Service, or (3) reached his or her Normal Retirement Age.

The basic Matching Contributions contributed on behalf of Participants who satisfy these requirements shall be allocated to the Matching Contributions Account of such Participants as of the last day of each Plan Year and shall be paid to the Trust at such times as determined by the Sponsor.”

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2.             Section 5.5(c)(i)(C) shall be amended to read as follows:

“(C)	(1)	for the Plan Year beginning on January 1, 2015, on or after the Participant has reached age 55;

(2)	for Plan Years beginning on or after January 1, 2016 but prior to January 1, 2018, on or after the Participant has either (a) reached age 55 and completed 10 years of Credited Service, or (b) completed 30 years of Credited Service; or

(3)	for Plan Years beginning on or after January 1, 2018, on or after the Participant has either (1) reached age 55 and completed 5 years of Credited Service, (2) completed 30 years of Credited Service, or (3) reached his or her Normal Retirement Age.”

IN WITNESS WHEREOF, the Vice President, Rewards of Allergan plc hereby causes this First Amendment to the Allergan, Inc. Retirement 401(k) Plan (Amended and Restated as of October 1, 2017), to be adopted as of the date set forth below.

Date: March 25, 2018	By:	/s/ Eric Stern
Eric Stern
Its: Vice President, Rewards

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